UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Industrial Human Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45617P203

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45617P203	13G	Page 2 of 5

1.	Names of Reporting Persons ShiftPixy Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,110,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,110,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.7% (1)
12.	Type of Reporting Person (See Instructions) CO (Limited Liability Company)

(1)	The securities are held directly by ShiftPixy Investments, Inc. (the “Sponsor”). Scott W. Absher, Chair and Chief Executive Officer of Industrial Human Capital, Inc., is Chair and Chief Executive Officer of the Sponsor and is Chair, Chief Executive Officer and stockholder of the Sponsor’s corporate parent, ShiftPixy, Inc. By virtue of this relationship, Mr. Absher may be deemed to share beneficial ownership of the securities held of record by the Sponsor. Mr. Absher disclaims any such beneficial ownership except to the extent of his pecuniary interest.

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Item 1.

(a)	Name of issuer

Industrial Human Capital, Inc. (the “Issuer”).

(b)	Address of issuer’s principal executive offices

501 Brickell Key Drive, Suite 300

Miami, FL 33131

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by ShiftPixy Investments, Inc. (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the Reporting Person is: 501 Brickell Key Drive, Suite 300, Miami, FL 33131.

(c)	Citizenship

The Reporting Person is a Wyoming corporation.

(d)	Title of class of securities

Common stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP No.

45617P203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

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As of December 31, 2021, the Reporting Person holds 2,110,000 shares of common stock, representing 14.7% of the total common stock issued and outstanding.

The securities described above are held directly by the Sponsor and indirectly by its corporate parent, ShiftPixy, Inc., who has sole voting and dispositive control of the Sponsor. Mr. Absher, as Chair, Chief Executive Officer and stockholder of its corporate parent, ShiftPixy, Inc., may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Mr. Absher disclaims any beneficial ownership of such securities except to the extent of any pecuniary interest he may have therein, directly or indirectly.

The percentages used in this Schedule 13G are based on 14,375,000 shares of the Issuer’s common stock issued and outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

ShiftPixy Investments, Inc.

By:	/s/ Scott W. Absher
Name:	Scott W. Absher
Title:	Chief Executive Officer